Exhibit 12

Boise Cascade Holdings, L.L.C.

Ratio of Earnings to Fixed Charges

	Boise			Predecessor
			October 29
			(inception)	January 1
			through	through
	Year Ended December 31		December 31,	October 28,	Year Ended December 31
	2006	2005	2004	2004	2003	2002
			(millions)
Interest costs	$112,404	$166,344	$22,182	$75,219	$95,320	$96,853
Interest factor related to noncapitalized leases (a)	3,164	2,338	499	2,438	2,445	2,415
Total fixed charges	$115,568	$168,682	$22,681	$77,657	$97,765	$99,268
Income (loss) before income taxes and cumulative effect of accounting changes	$75,202	$119,278	$25,031	$116,817	$(79,691)	$(106,154)
Undistributed (earnings) losses of less than 50%-owned entities, net of distributions	—	—	—	(6,308)	(8,716)	1,454
Total fixed charges	115,568	168,682	22,681	77,657	97,765	99,268
Total earnings (losses) before fixed charges	$190,770	$287,960	$47,712	$188,166	$9,358	$(5,432)
Ratio of earnings to fixed charges	1.65	1.71	2.10	2.42	—	—
Excess of fixed charges over earnings before fixed charges	$—	$—	$—	$—	$88,407	$104,700

(a)             Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.